Centracan Incorporated
c/o Olshan Grundman Frome Rosenzweig & Wolosky LLP
65 East 55th Street
New York, New York 10022
Tel (212) 451-2254
Fax (212) 451-2222

December 21, 2009

Via EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0303
Attn: Tia L. Jenkins

Re:          Centracan Incorporated
Item 4.01 Form 8-K/A
Filed December 11, 2009
Commission File No. 000-52910
Response Letter dated December 11, 2009

Dear Ms. Jenkins:

Centracan Incorporated (“Registrant”) hereby acknowledges receipt of your letter dated December 15, 2009 (“Comment Letter”) with regard to the above-captioned filing.  We have reviewed the Comment Letter and provide the following in response on its behalf.   The responses are numbered to coincide with the numbering of the comments in the Comment Letter.

1.           We will file simultaneously with this letter, an Item 4.02(b) Form 8-K regarding our receipt of a letter of non-reliance from our former accountants Seale and Beers, CPAs relating to our Form 10-Q for the period ended June 30, 3009.

We further hereby acknowledge that:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned or our attorney, Michael H. Freedman at 516-767-1697, with any comments or questions you may have.  Thank you for your courtesy and cooperation throughout.

Very truly yours,

CENTRACAN INCORPORATED

By: /s/ Jerome Goubeaux
Jerome Goubeaux, President